EXHIBIT 12

Calculation of Earnings (Deficiency) to Fixed Charges

	Year Ended December 31, 2001	March 15, 2000 (inception) through December 31, 2000

	(in thousands)
Earnings	$(2,005)	$(948)
Income from Continuing operations before income taxes	—	—
Adjustment for undistributed income	—	—
Distributions from affiliates	—	—

Fixed Charges	34,665	28,211
Depreciation of previously capitalized interest	—	—
Interest Capitalized	(30,258)	(24,966)
Earnings	$2,402	$2,297

Fixed Charges
Interest expense and capitalized amounts (including construction related fixed charges)	33,849	27,565
Net amortization of issuance costs (including capitalized amounts)	816	646
Fixed charges	$34,665	$28,211

Deficiency of earnings to fixed charges	$(32,263)	$(25,914)